

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2024

Michael Tokich
Senior Vice President and Chief Financial Officer
STERIS plc
70 Sir John Rogerson's Quay
Dublin 2, Ireland D02 R296

Re: STERIS plc
Form 10-K for the Year Ended March 31, 2023

Dear Michael Tokich:

We have reviewed your April 9, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 22, 2024 letter.

Correspondence filed April 9, 2024

Results of Operations, page 31

1. We note your response to comment 1 and reissue in part. Please expand your proposed disclosure to also clarify the extent to which intercompany net interest income impacted the reported United States and Other Locations pre-tax income amounts you disclose in Note 8.

2. Please expand your discussion of income tax expense variances to also clearly address any material variances in the effective tax rates within the jurisdictions that you operate. For example, it is not clear why the Other Locations effective tax rate appeared to change from 28% in 2022 to 34% in 2023.

Note 8, page 80

3. We note your response to comment 3 and reissue in part. You state that the amount reported in your financial statements as pre-tax income attributable to Ireland is the sum of pre-tax income associated with entities domiciled in Ireland. The instruction to Article

4-08(h)(1) of Regulation S-X states that the amount of domestic and foreign pre-tax income should be measured based on the geographic location of the operations that generated the pre-tax income. Please clarify for us the extent to which your reported amount of 2023 Ireland pre-tax income includes any income that was generated by operations geographically located outside of Ireland. Also, please clarify for us whether your commercial operations located in Ireland effectively generated zero pre-tax income in 2023 given that the $16.3 million of earnings cited in your response was completely offset by the $16.3 million of pre-tax loss generated by your Irish holding companies. If the entire $62.3 million of your reported 2023 Ireland pre-tax income is comprised of intercompany financing income from loans to foreign entities then that information should be clearly disclosed in MD&A so that readers can fully understand your reported domestic and foreign pre-tax income amounts and assess any favorable or adverse trends in the operating results of your domestic and foreign operations.

4. Please disclose in the filing what your accounting policy is regarding the measurement of amounts presented as Ireland, United States, and Other Locations pre-tax income (loss). Please explain which intercompany items are eliminated and which are not eliminated i.e. intercompany revenues, expenses, equity investment items, etc.

Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services